150 Second Street, 1st Floor
Cambridge Massachusetts 02141

TEL 617.418.2200
FAX 617.418.2201

June 10, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:	Foundation Medicine, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-36086

Dear Ms. Jenkins:

This letter is being submitted by Foundation Medicine, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2014, filed March 13, 2015 (the “Form 10-K”), as set forth in your letter dated May 27, 2015 addressed to Jason Ryan, Chief Financial Officer of the Company (the “Comment Letter”). For reference purposes, the Staff’s comment has been reproduced in bold herein with the response immediately following such comment.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

Results of Operations, page 92

Revenue, page 92

1.	We note that you launched the FoundationOne Heme product in December 2013 (page 10) and that you reported 3,716 FoundationOne Heme tests during fiscal 2014 compared to none during fiscal 2013 (page 92). We further note that the current list price for the FoundationOne test is $5,800 and the current list price for the FoundationOne Heme test is $7,200. Please tell us whether the FoundationOne Heme test had a significant impact on the fiscal 2014 increase in total revenue or average revenue per test and, if so, tell us how you considered including a separate narrative discussion of the extent to which such increases were attributable to the introduction of this new test. Also confirm that you will disclose such information in future filings, to the extent significant. Refer to Item 303(a)(3)(iii) of Regulation S-K.

www.foundationmedicine.com

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 10, 2015

RESPONSE: The Company respectfully advises the Staff that it has considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K as it relates to the impact of FoundationOne Heme on the increases in total revenue and average revenue per test recognized in revenue during 2014. Revenue recognized from the 3,716 FoundationOne Heme tests reported to ordering physicians during 2014 constituted less than 10% of the Company’s total revenue and was therefore not considered a significant driver of the increase in the Company’s revenue from 2013 to 2014. Likewise, the impact of these FoundationOne Heme tests on the average revenue per test recognized in revenue was not considered significant, because the number of FoundationOne Heme tests reported and recognized in revenue was much smaller than the number of FoundationOne tests reported and recognized in revenue. The 3,716 FoundationOne Heme tests had a less than 10% impact on the total average revenue per test recorded in revenue.

In future periods, should revenue from FoundationOne Heme in relation to the Company’s total revenue, or any related changes in the average revenue per test recognized in revenue, increase significantly, the Company will reassess its disclosure obligations. If it is determined that any such increase in FoundationOne Heme revenue contributes significantly to the change in total revenue or average revenue per test recognized in revenue from one period to another such that this information is meaningful to an investor’s understanding of the Company’s results of operations, business or prospects, then the Company will consider including such disclosure in the narrative of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

www.foundationmedicine.com

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 10, 2015

*    *    *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned by phone at (617) 418-2205 or by e-mail at rhesslein@foundationmedicine.com or Arthur McGivern by phone at (617) 570-1971 or by email at amcgivern@goodwinprocter.com.

Sincerely,

/s/ Robert Hesslein Robert Hesslein, Esq.

cc:	Jason Ryan, Chief Financial Officer, Foundation Medicine, Inc.
Junlin Ho, Esq., Associate General Counsel, Foundation Medicine, Inc.
Kingsley Taft, Esq., Goodwin Procter LLP
Arthur McGivern, Esq., Goodwin Procter LLP

www.foundationmedicine.com